

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2020

Anthony Poon
Chief Executive Officer
ALE Group Holding Ltd
Unit 1005, 10/F, Tower A, New Mandarin Plaza,
14 Science Museum Road,
Tsim Sha Tsui, Hong Kong

   Re: ALE Group Holding Ltd
    Amendment No. 2 to
    Draft Registration Statement on Form F-1
    Submitted June 8, 2020
    CIK No. 0001806905

Dear Mr. Poon:

  We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 8, 2020

Related Party Transactions, Material Transactions with Related Parties, page 76

1. We note your response to our prior comment 1 in our letter dated May 20, 2020. Please amend your disclosure to describe the nature and extent of the Memorandum of Understanding with Forbes China.

   Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Joan Wu